ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

February 27, 2018	Nathan Briggs
T: 202-626-3909
F: 202-383-9308
Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kenneth Ellington

Re:	PIMCO Managed Accounts Trust (“PMAT”) (File Nos. 333-92415 and 811-09721)
PIMCO California Municipal Income Fund (“PCQ”) (File Nos. 333-219183 and 811-10379)
PIMCO California Municipal Income Fund II (“PCK”) (File Nos. 333-91742 and 811-21077)
PIMCO California Municipal Income Fund III (“PZC”) (File Nos. 333-100990 and 811-21188)
PIMCO Corporate & Income Opportunity Fund (“PTY”) (File Nos. 333-215581 and 811-21238)
PIMCO Corporate & Income Strategy Fund (“PCN”) (File Nos. 333-217472 and 811-10555)
PIMCO Dynamic Credit and Mortgage Income Fund (“PCI”) (File Nos. 333-184290 and 811-22758)
PIMCO Dynamic Income Fund (“PDI”) (File Nos. 333-215573 and 811-22673)
PIMCO Flexible Credit Income Fund (“PFLEX”) (File Nos. 333-214419 and 811-23211)
PIMCO Global StocksPLUS & Income Fund (“PGP”) (File Nos. 333-123552 and 811-21734)
PIMCO High Income Fund (“PHK”) (File Nos. 333-104915 and 811-21311)
PIMCO Income Opportunity Fund (“PKO”) (File Nos. 333-217471 and 811-22121)
PIMCO Income Strategy Fund (“PFL”) (File Nos. 333-164386 and 811-21374)
PIMCO Income Strategy Fund II (“PFN”) (File Nos. 333-164388 and 811-21601)
PIMCO Municipal Income Fund (“PMF”) (File Nos. 333-64796 and 811-10377)
PIMCO Municipal Income Fund II (“PML”) (File Nos. 333-91744 and 811-21076)
PIMCO Municipal Income Fund III (“PMX”) (File Nos. 333-100991 and 811-21187)
PIMCO New York Municipal Income Fund (“PNF”) (File Nos. 333-64828 and 811-10381)
PIMCO New York Municipal Income Fund II (“PNI”) (File Nos. 333-91740 and 811-21078)
PIMCO New York Municipal Income Fund III (“PYN”) (File Nos. 333-100992 and 811-21189)
PIMCO Strategic Income Fund, Inc. (“RCS”) (333-67374 and 811-08216)
PCM Fund, Inc. (“PCM”) (333-183684 and 811-07816)
(Each, and in the case of PMAT, each individuals series thereof, a “Fund” and collectively, the “Funds”)

Dear Mr. Ellington:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on December 28, 2017, with respect to each Fund’s most recent Annual Report to shareholders filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-CSR. You indicated that the Staff also reviewed the marketing materials of some of the Funds for comparison purposes.

You requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments in relation to the Annual Reports and the Funds’ responses are set forth below.

Statements of Assets and Liabilities for all Funds

1.	Comment: Please confirm whether there are any open payables to the Funds’ Trustees/Directors at period end. If so, these payables should be disclosed separately in accordance with Article 6-04(12) of Regulation S-X.

Response: The Funds confirm that there were no open payables to the Funds’ Trustees/Directors at period end.

Statements of Assets and Liabilities for PTY, PCN, PHK, PFN and PFL (for purposes of this Comment, the “Funds”)

2.	Comment: Please add a “commitment and contingencies” line item to the Statements of Assets and Liabilities with a parenthetical reference to the note that discloses unfunded commitments in future filings. (See Regulation S-X, Article 6-04(15))

Response: The Funds note that the requested line item would have shown a zero balance in each Fund’s most recent Annual Report. The Funds agree, however, to include a “commitments and contingencies” line item with the requested parenthetical reference in their Statements of Assets and Liabilities going forward.

Schedule of Investments for PMAT and other applicable Funds (for purposes of this Comment, the “Funds”)

3.	Comment: For options on futures, please disclose the expiration date for the underlying futures contract.

Response: We note that, for options on futures, the Funds already disclose the month of expiration of the underlying future. Beginning with shareholders reports issued in March 2018 and thereafter, the Funds will disclose the month and year of expiration of the underlying future.

PTY, PCN, PKO and PNI (for purposes of this Comment, the “Funds”)

4.	Comment: We note that the Funds made return of capital distributions during the most recent fiscal year, and that the terms “dividend distribution” and “distribution yield” are used on the Funds’ websites and/or in the Funds’ fund cards. We believe that these terms are related to income, and should not be used when referring to distributions that include a return of capital.

Please confirm that the reported “dividend distributions” and “distribution yields” for these Funds do not include return of capital. If they do, please clearly identify the portion of the distribution that is return of capital.

Response: The Funds respectfully submit that, while the “dividend distributions” and “distribution yields” reported on each Fund’s website and in each Fund’s fund card may reflect a portion that is attributable to a return of capital, the Funds believe that the current disclosures on their websites and in their fund cards adequately notify investors of this possibility. Specifically, the Funds point the Staff to the following footnotes, which are displayed in the Funds’ fund cards and the “Yield & Distributions” section of each Fund’s website, respectively:

Fund Card Disclosure

“Past distributions included ordinary income, net capital gains, and/or a return of capital (ROC) of your investment in the fund. Because the distribution rate may include a ROC, it should not be confused with yield or income. A negative value for Undistributed Net Investment Income represents the potential for a ROC on an estimated tax basis. Please refer to the most recent Section 19 Notice, if applicable, for additional information regarding the composition of distributions. Final determination of a distribution’s tax character will be made on Form 1099 DIV sent to shareholders each January.”

Website Disclosure:

“Distributions may be comprised of ordinary income, net capital gains, and/or a return of capital (ROC) of your investment. Because the distribution rate may include a ROC, it should not be confused with yield or income. A negative value for Undistributed Net Investment Income represents the potential for a ROC on an estimated tax basis. Please refer to the most recent Section 19 Notice, if applicable, for additional information regarding the composition of distributions. Final determination of a distribution’s tax character will be made on Form 1099 DIV sent to shareholders each January.”

In addition, the Funds respectfully submit that, because final amounts of return of capital paid by a Fund over the course of a fiscal year will not be known until the end of that fiscal year, disclosing specific estimated amounts of return of capital in a Fund’s marketing materials may confuse or mislead Fund shareholders. Furthermore, the Funds note that copies of the Funds’ Section 19 Notices for generally the past year (which provide an estimate of the composition of a Fund’s distributions) are currently posted on each Fund’s website and are available to shareholders and prospective investors. Pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 thereunder, distributions to shareholders that are estimated to be wholly or partly from a source other than net income for the current or preceding fiscal year or accumulated undistributed net income are also accompanied by a Section 19 Notice, such that Fund shareholders are provided with contemporaneous notice if distributions they receive are estimated to include a return of capital.

However, in response to the Staff’s comment, in connection with the next scheduled updates, each Fund will revise the disclosure on its website and in its fund cards by replacing the term “distribution yield” with “distribution rate” and replacing the term “dividend distribution” with “distribution,” whether or not associated amounts may include a return of capital.

PTY, PCN, PHK, PFN, PFL, PGP and PKO (for purposes of this Comment, the “Funds”)

5.	Comment: Please supplementally provide the following information, in each case as of a recent date:

¡	Percentage of net assets invested in non-agency residential mortgage-backed securities (“Private RMBS”) (please include asset-backed securities that are backed by home equity loans and mortgage trusts as Private RMBS).

¡	Percentage of net assets invested in non-agency commercial mortgage-backed securities (“Private CMBS”).

¡	Percentage of total assets invested in Private RMBS (please include asset-backed securities that are backed by home equity loans and mortgage trusts as Private RMBS).

¡	Percentage of total assets invested in Private CMBS.

Response: As of December 29, 2017 the Funds had the following percentages of their respective total and net assets invested in Private RMBS and Private CMBS:

	Percentage of net assets in Private RMBS	Percentage of total assets in Private RMBS	Percentage of net assets in Private CMBS	Percentage of total assets in Private CMBS
PGP	34.32%	25.22%	16.40%	12.05%
PTY	27.35%	22.83%	4.45%	3.72%
PHK	25.23%	21.27%	3.80%	3.20%
PFL	30.05%	27.26%	1.56%	1.41%
PFN	30.98%	28.15%	1.06%	0.96%
PKO	63.29%	40.69%	12.28%	7.90%
PCN	35.72%	30.85%	4.53%	3.91%

As set forth by PIMCO in prior correspondence with the Staff, certain Funds currently observe an internal operating policy limiting such Fund’s investments in each of Private RMBS and Private CMBS, respectively, in each case to not more than 25% of the Fund’s total assets (the “Internal Operating Policy”). Consistent with most other portfolio limitations observed by the Funds, these percentage limitations apply to the Funds’ investments at the time a transaction is entered into.

In determining how to categorize particular instruments for purposes of the Internal Operating Policy, PIMCO identifies securities held by the Funds with a standard industrial classification code of 6189 (a broad category for ABS), and separates those instruments into the following three sub-categories for testing purposes: Private RMBS, Private CMBS and Other ABS. As previously noted in PIMCO’s November 28, 2017 letter to the Staff, PIMCO had historically categorized asset-backed securities that are backed by home equity loans and mortgage trusts and other similar securities as Other ABS, based on analysis by PIMCO of the type of assets underlying the ABS. This approach was generally consistent with how others in the industry (including Bloomberg, Barclays, Moody’s and INTEX) categorized such instruments. However, as previously noted to the Staff, effective August 14, 2017, PIMCO determined to reclassify asset-backed securities that are backed by home equity loans and mortgage trusts as Private RMBS for purposes of the Internal Operating Policy. As a result of this reclassification, each Fund (except for PTY and PHK) had more than 25% of its total assets invested in Private RMBS as of December 29, 2017. We note, however, that such Funds have at all times remained in compliance with their Internal Operating Policies, which, as noted above, apply only at the time a transaction is entered into. Accordingly, the reclassification of asset-backed securities that are backed by home equity loans and mortgage trusts did not cause the Funds to violate their Internal Operation Policies.

* * * * *

We believe that this submission fully responds to your comments.

Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.